Exhibit 99.2

Autohome Inc. Launches Hong Kong Public Offering

BEIJING, March 3, 2021 /PRNewswire/ — Autohome Inc. (NYSE: ATHM) (the “Company”), the leading online destination for automobile consumers in China, today announced the launch of its Hong Kong public offering (the “Hong Kong Public Offering”), which forms part of the global offering (the “Offering”) of 30,291,200 shares (the “Offer Shares”) and listing of its shares on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) under the stock code “2518”.

The Company’s American Depositary Shares (the “ADSs”), each representing four shares of the Company, will continue to be listed and traded on the New York Stock Exchange (“NYSE”). Investors in the Offering will only be able to purchase shares and will not be able to take delivery of ADSs. Upon listing, the Hong Kong-listed shares will be fully fungible with the ADSs listed on the NYSE.

The Offering initially comprises 3,029,200 Offer Shares under the Hong Kong Public Offering and 27,262,000 Offer Shares (including 10,096,800 Sale Shares) for the international offering (the “International Offering”), representing approximately 10% and 90% of the total number of Offer Shares in the Offering, respectively, subject to adjustment and over-allotment option. Subject to the level of oversubscription in the Hong Kong Public Offering and pursuant to the claw back mechanism as described in the prospectus issued by the Company in Hong Kong dated 4 March 2021, the total number of shares available under the Hong Kong Public Offering could be adjusted to up to a maximum of 15,146,000 Offer Shares, representing approximately 50% of the Offer Shares initially available under the Offering. In addition, the Company expects to grant the international underwriters an over-allotment option to require the Company to issue up to an additional 4,544,000 shares in the International Offering, representing approximately 15% of the total number of Offer Shares initially available under the Offering.

The offer price for the Hong Kong Public Offering (the “Hong Kong Offer Price”) will be no more than HK$251.8 per share (the “Maximum Offer Price”). The offer price for the International Offering tranche of the Offering (the “International Offer Price”) may be set higher than the Maximum Offer Price. The Company will set the International Offer Price on or about 9 March 2021 Hong Kong time by taking into consideration, among other factors, the closing price of the ADSs on the NYSE on the last trading day on or before 8 March 2021 and investor demand during the marketing process. The final Hong Kong Offer Price will be set at the lower of the final International Offer Price and the Maximum Offer Price of HK$251.8 per share. The shares will be traded in board lots of 100 shares.

The Company plans to use the net proceeds from the Offering for the following purposes: invest in the Company’s technology and product development; incubate new businesses; enhance the Company’s domestic and overseas presence and develop an automotive ecosystem and general corporate purposes.

Fully Electronic Application Process for the Hong Kong Public Offering

The Company has decided to adopt a fully electronic application process for the Hong Kong Public Offering, with no printed copies of prospectuses or application forms. A fully electronic application process is consistent with the way in which the Company’s users and stakeholders engage and interact with each other and the Company. The Company believes such method will also help mitigate the environmental impact of printing and minimize the exploitation of natural resources, among others. The prospectus is available at the website of the Hong Kong Stock Exchange at www.hkexnews.hk and the Company’s website at http://ir.autohome.com.cn/.

The Company encourages applicants for the Hong Kong Public Offering to view its prospectus and apply online through the White Form eIPO service at www.eipo.com.hk, or through the CCASS EIPO service (directly or through their brokers or custodians). The Hong Kong Public Offering will commence at 9:00 a.m. on Thursday, 4 March 2021 Hong Kong time and will close at 12:00 noon on Tuesday, 9 March 2021 Hong Kong time.

Potential applicants may call the enquiry hotline of Computershare Hong Kong Investor Services Limited if they have any questions about making applications in the Hong Kong Public Offering. The hotline number is +852 2862 8600 and will be open from 9:00 a.m. to 9:00 p.m. on Thursday, 4 March 2021, Friday, 5 March 2021 and Monday, 8 March 2021, from 9:00 a.m. to 6:00 p.m. on Saturday, 6 March 2021, and Sunday 7 March 2021, and from 9:00 a.m. to 12:00 noon on Tuesday, 9 March 2021 Hong Kong time.

China International Capital Corporation Hong Kong Securities Limited, Goldman Sachs (Asia) L.L.C. (in alphabetical order with no ranking assigned) and Credit Suisse (Hong Kong) Limited are the Joint Sponsors, Joint Representatives, Joint Global Coordinators, Joint Bookrunners and Joint Lead Managers for the proposed Offering.

The International Offering is being made only by means of a preliminary prospectus supplement dated 2 March 2021 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on 2 March 2021, which automatically became effective upon filing. The registration statement on Form F-3 and the preliminary prospectus supplement are available at the SEC website at: http://www.sec.gov.

The proposed Offering is subject to market and other conditions, and there can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities of the Company, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the proposed offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by The Stock Exchange of Hong Kong Limited or the Securities and Futures Commission of Hong Kong.

The price of the Offer Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilization) Rules. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) will be contained in the prospectus of the Company dated 4 March 2021.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is a leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides original generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S.Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, Autohome’s description of the proposed offering in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and the prospectus registered in Hong Kong. All information provided in this press release and in the attachments is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

Investor Relations

Anita Chen

Tel: (86) 10 5985 7483

Email: ir@autohome.com.cn

Media Relations

For further information, please contact:

Wonderful Sky Financial Group Limited

Gray Guo

Tel: (852) 3970 2195

Email: grayguoh@wsfg.hk